KW 3/18

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 10 2011
WASH. D.C. 211

11021131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.10 (MM/DD/YY) AND ENDING 12.31.10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Estrada Hinojosa & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Main St., 47th Floor, Lock Box 47
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Noé Hinojosa, Jr. 214.658.1670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

12221 Merit Drive, Suite 1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

OATH OR AFFIRMATION

I, Noé Hinojosa, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Estrada Hinojosa & Company, Inc., as of March 8, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts (Debits $, Credits $)

Signature

President & CEO

Title

Deborah Royal Traylor
Notary Public,
State of Texas
Comm. Exp. 12-03-14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESTRADA HINOJOSA & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2010

SEC MAIL PROCESSING
RECEIVED
MAR 10 2011
WASH. D.C.
211 SECTION

CONTENTS

weaver

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Estrada Hinojosa & Company, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Estrada Hinojosa & Company, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Estrada Hinojosa & Company, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 28, 2011

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	4,507,438
Cash deposits with clearing organization		1,025,000
Receivable from brokers and dealers		28,133
Marketable securities		2,207,824
Other receivables		1,442,504
Furniture, fixtures and equipment, at cost, less accumulated depreciation of $236,657		114,962
Advance to related parties		90,000
Prepaid expenses		21,331
Deferred tax asset		88,361
Other assets less accumulated amortization of $40,000		560,000
TOTAL ASSETS	$	10,085,553

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	1,908,891
Payable to broker-dealers and clearing organizations		2,288,348
Income taxes payable		653,977
Notes payable		432,272
Deferred income taxes		39,085
TOTAL LIABILITIES		5,322,573
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 1,000,000 shares authorized, 11,951 shares issued and outstanding		120
Additional paid-in capital		289,377
Retained earnings		4,473,483
		4,762,980
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	10,085,553

The Notes to Financial Statements are
an integral part of these statements.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

Revenue	
Underwriting	$ 7,036,667
Financial advisory	8,138,270
Other income	32,769
Interest	29,174
Total revenue	15,236,880
Operating expenses	
Commissions	6,020,906
Clearing costs	25,080
Employee compensation	3,795,062
Office rent	449,603
Depreciation	27,012
Amortization	20,000
Interest expense	36,130
Other operating expenses	2,471,848
Total operating expenses	12,845,641
Income before income taxes	2,391,239
Income tax expense	821,646
Net income	$ 1,569,593

The Notes to Financial Statements are an integral part of these statements.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock $.01 Par Value	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2009	$ 120	$ 289,377	$ 2,903,890	$ 3,193,387
Net income	-	-	1,569,593	1,569,593
Balance, December 31, 2010	$ 120	$ 289,377	$ 4,473,483	$ 4,762,980

The Notes to Financial Statements are an integral part of these statements.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$	15,176,720
Cash paid to suppliers and employees		(12,120,853)
Interest received		29,174
Interest paid		(147)
Taxes paid		(448,585)
Net cash provided by operating activities		2,636,309
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures		(33,881)
Net cash used in investing activities		(33,881)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments of long-term notes payable		(14,138)
Net cash used in financing activities		(14,138)
Net increase in cash and cash equivalents		2,588,290
Cash and cash equivalents at beginning of year		2,944,148
Cash and cash equivalents at end of year	$	5,532,438
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net income	$	1,569,593
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		27,012
Amortization		20,000
Increase in receivables		(458,817)
Decrease in prepaid expenses		26,509
Increase in accounts payable and accrued expenses		974,652
Decrease in payable to broker-dealers and clearing organizations		(323,532)
Decrease in investment		427,831
Increase in current deferred tax asset		(88,361)
Increase in income taxes payable		451,824
Increase in deferred income taxes		9,598
Net cash provided by operating activities	$	2,636,309
RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE STATEMENT OF CASH FLOWS TO THE STATEMENT OF FINANCIAL CONDITION:		
Cash	$	4,507,438
Cash deposits with clearing organization		1,025,000
Cash and cash equivalents at end of year	$	5,532,438

The Notes to Financial Statements are
an integral part of these statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Business Activity and Concentration of Credit Risk

Estrada Hinojosa & Company, Inc. (the Company) operates primarily as a municipal securities dealer in Texas using a clearing organization located in Texas. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Receivables from brokers and dealers and other receivables are reported in the statement of financial condition at outstanding principal adjusted for any charge offs. An allowance for doubtful accounts is recognized by management based upon a review of specific customer balances, historical losses (bad debts) incurred and general economic conditions. As of December 31, 2010, the Company had no accounts that management believes were doubtful of being collected.

Other assets

Other assets include the purchase price of seat licenses for a professional sports team. The licenses will be amortized over a period of thirty years.

Equipment

Depreciation expense is computed using the straight-line method over an estimated useful life of seven years.

Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis with commission income and expenses recorded on a trade date basis. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concession on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management fully expects to utilize the deferred tax assets recorded and no allowance has been reflected in the financial statements.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard.

Disclosure is not required for a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. As of December 31, 2010, the Company, using that guidance, has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2. FAIR VALUE

Fair Value Measurement

FASB ASC 820 "Fair Value Measurement Disclosure", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 2. FAIR VALUE – CONTINUED

Fair Value Measurement – Continued

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset

Marketable securities primarily consist of municipal securities. The Company utilizes quoted market prices of similar instruments or broker and dealer quotations to value the municipal securities. Such instruments are generally classified in Level 2 of the fair value hierarchy. For marketable securities the losses both realized and unrealized included in other income on the statement of income for the year ended December 31, 2010 was $32,769.

NOTE 3. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consists of the following at December 31, 2010:

Computer equipment and software	$ 246,787
Furniture and fixtures	72,961
Leasehold improvements	31,871
	351,619
Accumulated depreciation	(236,657)
Furniture, fixtures and equipment, net	$ 114,962

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4. LONG-TERM DEBT

Long-term debt at December 31, 2010 consists of the following:

Note payable to an entity in an amount, 8.15 % interest, in 30 equal annual payments of $40,000 including interest beginning March, 1 2009 and ending January 1, 2039.	$ 432,272
	$ 432,272

Future payments under long-term debt as of December 31, 2010 are as follows:

Year Ending December 31	
2011	$ 4,349
2012	4,707
2013	5,096
2014	5,516
Thereafter	412,604
	$ 432,272

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company leases office space under long-term non-cancelable operating leases. Future minimum required lease payments at December 31 are:

Year Ended December,31	Total
2011	$ 338,834
2012	314,535
2013	317,449
2014	267,674
Thereafter	229,446
	$ 1,467,938

The total rent expense under all operating leases totaled $449,603 for the year ended December 31, 2010. Included in that amount is $78,000 paid to an affiliate related through common ownership.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that are open at December 31, 2010, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

If the net capital ratio exceeds 10 to 1 the Company may not withdraw equity capital or pay cash dividends. At December 31, 2010, the Company had net capital of $3,053,436, which was $2,701,203 in excess of its required net capital of $352,233. The Company's net capital ratio was 1.73 to 1.

NOTE 7. INCOME TAX EXPENSE

Income tax expense consists of the following at December 31, 2010:

Current tax expense	$	831,182
Deferred tax benefit		(9,536)
Total tax expense	$	821,646

Current income tax expense differs from the tax computed by applying the federal statutory rates to income before taxes principally because of non-deductible expenses for tax purposes.

Components of the net deferred tax asset (liability) are as follows at December 31, 2010:

Deferred tax assets resulting from:		
Unrealized trading loss	$	19,294
Non deductible business expense		69,067
Total deferred tax asset	$	88,361
Deferred tax liability resulting from:		
Property and equipment	$	(39,085)

NOTE 8. RETIREMENT PLAN

Effective January 1, 2002, the Company adopted a 401(K) retirement plan that covers all employees that complete a minimum of six months of service. Eligible employees may contribute any amount to the plan, up to the statutory maximum permitted. Each year, the Company has the discretion to make a non-elective contribution to the accounts of each employee eligible to participate in the plan. The Company's contribution to the plan for 2010 was $251,710.

NOTE 9. RELATED PARTY TRANSACTIONS

The Company advanced $30,000 to a company partly owned by the majority shareholders of Estrada Hinojosa. The purpose of the advance was to provide resources to support upcoming services. The funds will be returned to the Company upon the associated company receiving compensation for their services.

Additionally, the company has one note receivable at December 31, 2010 from an employee in the amount of $60,000.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2011, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2010 that warrant additional disclosure.

SUPPLEMENTARY INFORMATION

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL		
Total stockholders' equity		$ 4,762,980
Deduct stockholders' equity not allowable for net capital		
Total stockholders' equity qualified for net capital		4,762,980
ADD:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		4,762,980
DEDUCTIONS AND/OR CHARGES		
A. Non-allowable assets		
Other receivables	$ 726,656	
Other assets	759,692	
Furniture, fixtures and equipment, net	114,962	
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities - proprietary capital charges		
D. Other deductions and/or charges		1,601,310
Net capital before haircuts on securities positions		3,161,670
HAIRCUTS ON SECURITIES POSITIONS		
A. Contractual securities commitments		
B. Deficit in securities collateralizing secured demand notes		
C. Trading and investment securities		
1. Exempt securities	108,234	
2. Debt securities		
3. Options		
D. Undue concentration		
E. Other		108,234
NET CAPITAL		$ 3,053,436

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition (net of deferred income taxes)	$ 5,283,488
ADD:	
A. Drafts for immediate credit	
B. Market value of securities borrowed for which no equivalent value is paid or credited	
C. Other unrecorded amounts	
Total aggregate indebtedness	$ 5,283,488
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 352,233
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (larger of above)	$ 352,233
Excess net capital	$ 2,701,203
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 2,525,087
Percentage aggregate indebtedness to net capital	173
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE II
RECONCILIATION PURSUANT TO RULE
RULE 17a – 5(d)(4)
DECEMBER 31, 2010

Net capital per unaudited 11A Focus Report, as reported December 31, 2010	$	3,066,841
Entries posted by client subsequent to initial submission of FOCUS report		16,896
Audit adjustments, net of taxes		(30,301)
Net capital, per Schedule I	$	3,053,436

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE III – COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

No reserve requirement is required since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3. The conditions of exemption from Rule 15c3-3 were being complied with at December 31, 2010, and during the year then ended.

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE IV – INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIRMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Possession or control of securities is not maintained by the Company and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE V – SCHEDULE OF SEGREGATION
REQUIREMENTS AND FUNDS IN SEGREGATION
DECEMBER 31, 2010

The Company has no segregation requirements or funds in segregation since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3 and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

weaver

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Estrada Hinojosa & Company, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Estrada Hinojosa & Company, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.
4. Maintaining the reserve required by 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

DALLAS
12221 MERIT DRIVE, SUITE 1400, DALLAS, TX 75251
P:(972) 490 1970 F:(972) 702 8321

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 28, 2011

weaver

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Estrada Hinojosa & Company
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Estrada Hinojosa & Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7T with respective cash disbursement entries in the general ledger and copies of checks without exception.

2. Agreed the total revenues reported on the audited Form X-17A-5 plus our audit adjustments effecting revenue for the year ended December 31, 2010 with the total revenues reported in Form SIPC-7T for the period from January 1, 2010 to December 31, 2010.

3. Noted no adjustments reported in Form SIPC-7T.

4. Footed the Form SIPC-7T and the related schedules and working papers without exception.

5. Noted no overpayment applied to the current assessment on Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 28, 2011

SIPC-7T
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15TH St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

SIPC-7T
(33-REV 7/10)

Transitional Assessment Reconciliation

(Read carefully the instruction in you working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Estrada Hinojosa & Company Inc
47th Floor LB 47
1717 Main ST
Dallas, Texas 75201-4612

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2]	$ 37,939
B. Less payment made with SIPC-6 filed (exclude interest)	12,925
7/30/2010 Date Paid	
C. Less prior overpayment applied	
D. Assessment balance due or (overpayment)	25,014
E. Interest computed on late payment (see instruction E) for days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 25,014

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 25,014

H. Overpayment carried forward

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Estrada Hinojosa & Company, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chairman
(Title)

Dated the ______ day of ____________, 20____ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning 1/1/2010 and ending 12/31/10 **Eliminate cents**
2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,236,880
2b, Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,	
(2) Net loss from principal transactions in securities in trading accounts,	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a,	
(5) Net loss from management of or participation in the underwriting or distribution of securities,	
(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,	
(7) Net loss from securities in investment accounts,	
Total additions	$ -
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products,	
(2) Revenues from commodity transactions,	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,	$ 25,080
(4) Reimbursements for postage in connection with proxy solicitation,	
(5) Net gain from securities in investment accounts,	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,	
(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),	
(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C):	$ -
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, $, 36,130	
(ii) 40% of interest earned I}11 customers securities accounts (40% of FOCUS line 5, Code 3960), $, ——	
Enter the greater 01 line (i) or (ii)	$ 36,130
Total deductions	$ 61,210
2d, SIPC Net Operating Revenues	$ 15,175,670
2e, General Assessment @ .0025	$ 37,939

(to page 1 but not less than $150 minimum)

weaver

WEAVER AND TIDWELL LLP
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